EXHIBIT 99.3

Mannatech News Release

News Release
March 14, 2007

Independent research group to analyze decades of data to determine the health benefits of Mannatech glyconutrients

Coppell, Texas (NASDAQ-MTEX) - Mannatech, Incorporated, has awarded a grant to independent researchers from the Health and Medical Research Center, a wholly owned subsidiary of Integrative Health Technologies, Inc. (OTC.BB-IHHT), to analyze more than one million aging- and immune-related biomarkers in it’s massive database to determine the relationship between changes in these measurements and the consumption of glyconutrients. Biomarkers are sophisticated medical measurements that are used to track changes in biological functions or conditions within the body that relate to aging and immunity.

The database contains biomarkers from more than 7,000 people who have consumed Mannatech’s glyconutritional products over the last 13 years. In the database as well, are another approximately 13,000 people who have consumed supplements from other companies during the same time period. This will allow the researchers to compare changes in these biomarkers between people taking Mannatech’s products and those taking other companies’ products.

“The database contains measurements from one of the industry’s largest and longest-running longitudinal trials of the potential benefits of nutritional supplements,” said Dr. Harry G. Preuss, one of the researchers and professor of medicine at Georgetown University and former president of the American College of Nutrition. “Our analyses will also go well beyond comparisons between glyconutrients and other supplements and will allow us to publish some heretofore unknown relationships between the millions of state-of-the-art measurements in the database” added Dr. Preuss.

Mannatech awarded its first grant to the Research Center in 1994 to examine the effects of consumption of glyconutrients using widely accepted biomarkers of immunity and aging. These biomarkers include body fat, lean mass, bone density, blood chemistries and self-reported quality of life. “Our initial analysis of the data suggests that use of Mannatech’s glyconutritional supplements may have contributed to positive changes in some of the important biomarkers of aging and immunity,” said Gilbert R. Kaats, PhD, the team’s lead investigator. “Analyses of short-term pilot studies in the database have indicated these glyconutritionals can improve bone health, preserve or increase lean mass, reduce excess body fat, help maintain healthy blood cholesterol levels and improve self-reported quality of life.”

“Mannatech is eager to analyze scientific information spanning more than a decade of consumer use of our products,” said Robert A. Sinnott, PhD, Mannatech’s chief science officer. “We are confident that statistical analysis of this information will add to the growing body of scientific evidence supporting the benefit of glyconutrients on various parameters of health and well-being.”

Professor Joel Michalek, another investigator and co-chairman of the Center for Epidemiology/Biostatistics at the University of Texas Health Science Center at San Antonio, said the analysis could significantly improve scientific understanding of biomarkers used to assess health and immunity. “It would be difficult to overstate the potential contribution our analyses can make to science and medicine. Virtually no one has the kind nor the magnitude of the sophisticated tests and measurements contained in this database, particularly since it is a national sample of subjects” said Dr. Michalek. “Dozens of scientific publications are likely to emanate for our analyses” added Michalek.

Founded in 1993, Mannatech is a leading wellness company and a pioneer in the field of proprietary glyconutritional supplements and wellness products. In 1996, the company announced a ground-breaking formulation of a nutritional supplement comprised of a unique blend of plant-based saccharides, which are also known as glyconutrients (‘glyco’ is the Greek word for ‘sweet’).

Medical research acknowledges that certain sugars are needed at the cellular level for optimum cellular function.* Considering that most of these sugars are often lacking in modern diets, Mannatech sought new and better sources of the nutrients. The effort culminated in 1996 with the Ambrotose complex.

More than 10 years of research including in vitro studies, animal studies, human case reports and human clinical studies, suggest that Ambrotose complex may provide a wide range of support for immune system functions.* Mannatech now holds more than 20 patents worldwide - including two from the U.S. Patent and Trademark Office - for technology related to the Ambrotose complex formulation.

Today Mannatech has more than two dozen glyconutritional products for adults as well as for children that address health and nutrition, sports performance, weight management and skin care.

About Mannatech, Incorporated

Mannatech, Incorporated, is a global wellness solutions provider that develops innovative, high-quality, proprietary nutritional supplements, topical and skin care products, and weight management products that are sold through approximately 536,000 independent associates and members located in the United States and the international markets of Canada, Australia, the United Kingdom, Japan, New Zealand, the Republic of Korea, Taiwan, Denmark and Germany. For additional information about Mannatech, please visit www.mannatech.com. Media may contact Alan A. Van Zelfden at 972-471-7334 or by e-mail at pr@mannatech.com.

*These statements have not been evaluated by the Food and Drug Administration.
These products are not intended to diagnose, treat, cure or prevent any disease.